

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2023

Troy B. Steckenrider III
Chief Financial Officer
two
900 Kearny St., Suite 610
San Francisco, CA 94133

     Re: two
          Preliminary Proxy Statement on Schedule 14A
          Filed February 17, 2023
          File No. 001-40292

Dear Troy B. Steckenrider III:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Real Estate & Construction

cc: Niral Shah, Esq.